TPG-AXON CAPITAL                                Dinakar Singh
                                                TPG-Axon Capital
                                                888 Seventh Avenue 38/F
                                                New York, NY  10023



Mr. James D. Shelton
Chairman & CEO
Triad Hospitals Inc.
5800 Tennyson Parkway
Plano TX 75024

November 16, 2006

Dear Mr. Shelton,

As you know, we recently filed a 13-D with the SEC, and in the filing expressed concern regarding the company's strategy and performance. We look forward to continuing our discussions with the company, but in advance of that, we thought it would be useful to further outline our thoughts.

Clearly, the hospital industry has been facing a number of broader challenges, many of which are outside the control of individual companies or hospitals. Rising bad debt is the most significant current challenge, but anemic admission volumes and increased pressure on costs have also been meaningful factors in recent years. Valuations for the overall industry have declined in response to concerns about the environment. Despite challenges, many of which are cyclical in nature, the hospital business is still one in which well-run companies can generate solid investment returns and significant cash flow. In fact, we believe that the current environment provides a compelling opportunity for long term investors who are willing to look through the near term noise.

Therefore, our concerns are not regarding broad factors which the company cannot control. We are focused on the company's strategy and execution, which RELATIVE to industry peers has delivered sub-par returns. We believe Triad's hospital assets are high quality, and generally well-positioned. As such, the company should trade at favorable valuations to industry comparables. HOWEVER, INSTEAD, TRIAD HAS REGULARLY TRADED AT A SIGNIFICANT DISCOUNT TO INDUSTRY PEERS, AND CURRENTLY TRADES AT THE LOWEST VALUATION IN THE INDUSTRY. Why? In stark contrast to its peers, Triad has achieved poor return on investment and diluted its shareholders. Unfortunately for shareholders, capital spending and management compensation have been high relative to the industry, but growth (per share) and returns have been low. We believe that it is time to put an end to this dilutive strategy, and that the Directors and management must finally begin to show discipline, and focus on creating value for shareholders.

At the outset, we would note some surprise at management comments in the past two quarterly conference calls, describing (implicitly and explicitly) shareholders as a burden because of their "short term thinking". We would stress that this is not an issue of short-term vs. long-term, or profits vs. care. Rather, we believe this debate is about the importance of accountability and returns. The company's actions and comments leave it very unclear whether the management and Directors of the company are truly focused on shareholder value, as opposed to maximizing growth. Ultimately, shareholders are not a pesky burden, but the owners of the company, for whom management works, and to whom Directors owe their fiduciary duty.

STRATEGY

Three factors, in particular, are critical to optimal strategy for a hospital company. First, hospitals are ultimately an extremely local business, in which the characteristics of individual hospitals and markets are far more important than large/broad company factors. Second, hospitals are remarkably capital intensive businesses, and can be `money pits' if prudent capital discipline is not applied. Increasing admissions and quality of care is easy if cost/return is no object. Third, because of their local nature, hospital companies gain little synergy through expansion outside of existing local markets. Therefore, any acquisitions or expansions outside of existing communities must be viewed as pure investments and meet extremely high hurdles.

Local market share is a critical factor in determining pricing power. Relative quality of services, and relationships in a region, are critical in driving admissions and market share. As such, unlike many other industries, there are few real advantages of a large pan-regional or national hospital chain company. In reality, other than modest benefits in purchasing power, the primary value a corporate management can provide are strong analytical tools, chain-wide best practices in management, and (most importantly) rigorous capital discipline. Even within a specific market, growth must be analyzed very carefully. While more market share increases bargaining power with managed care companies, one has to very carefully assess the cost of that increased market share against the expected returns. If all things are equal, high local market share is better than low local market share. However this does not justify unlimited spending. Instead, a company must carefully assess potential returns, and solve for optimal levels of market share relative to the required investment.

In the hospital business, one can spend virtually unlimited amounts on capital expenditures. Better facilities and enhanced technology & services are all factors that can help improve revenue, and drive admissions. However, the critical issue is whether these expenditures improve returns sufficiently to justify the cost. A non-profit hospital spends as much as they can in order to improve care; the only real question for a non-profit is how they spend the money. A for-profit hospital, by its very nature, must act differently. It must assess whether to spend money, not just ask how. Prior to any meaningful capital expenditure, whether a facility enhancement, or an acquisition, a for-profit company must rigorously analyze the potential return on that investment, and assess whether the risk and cost is justified. In addition, there must be careful ongoing monitoring of those investments, to ensure that they are achieving return objectives. The best run hospital companies are painstaking and deliberate in assessing, analyzing, and monitoring return on investment for even small capital expenditures.

Lastly, expansions (whether through acquisitions, joint ventures, or new facility construction) into new markets should receive particular scrutiny. In and of themselves, they do not add any value to the company's existing hospitals and operations. Therefore, they must be viewed, purely and simply, as new investments. These investments must generate a clear and demonstrable excess return for shareholders, in order to be worth the use of precious capital and company resources. In addition, this return must be rigorously compared to the most obvious alternative - returning capital to shareholders (whether via a dividend or stock buyback). Investment in new markets and hospitals must show dramatic benefit relative to the return of the company's existing business. In recent conference calls, management has referred to share buybacks as "gimmicks" and "financial engineering". We would certainly agree that buybacks are not a magical tool, to be used in all circumstances. However, we would stress that a buyback is a reinvestment in your own business, which presumably carries less risk and better value than paying premiums for new businesses. It makes no sense to buy someone else's hospitals at a premium, when you can buy your own at a discount. Either strategy has the POTENTIAL to create growth for shareholders - however the buyback has lower risk and greater certainty, while the new investment is much higher risk.

RETURN ON INVESTMENT

Ultimately, the acid test for company strategy is the returns generated for shareholders. In this regard, Triad has performed poorly. For comparison purposes, we would use the four other publicly traded general hospital companies
- HCA, Community Health Systems, LifePoint Hospitals, and Health Management Associates. In addition, we have used the 2002 through 2006 period as the most sensible assessment period, since that is the period following the merger with Quorum (and also in which capital expenditures have aggressively increased). FINALLY, WE DO NOT BELIEVE IT IS SENSIBLE TO FOCUS ON GROSS MEASURES OF GROWTH, AS THESE DO NOT CAPTURE REALITY FOR SHAREHOLDERS - IF A COMPANY GROWS BUT DILUTES SHAREHOLDERS IN THE PROCESS, VALUE MAY NOT HAVE BEEN CREATED. For a shareholder, the ONLY measure of growth that is relevant is per share growth.

In the 2002 - 2006 time periods, compared to your peers, Triad has delivered lower returns than the peer group, often by substantial amounts.

     o EBITDA PER SHARE: Triad has had the lowest growth in EBITDA per share, with just 3.8% growth over this period, compared to 7.7% to 20% for the peer group.

     o EARNINGS PER SHARE: Triad is second to last in the peer group in EPS growth over this period. EPS growth has been 8.8%, comparable only to HMA (7.2%). However the other three hospital companies have been far higher, with EPS growth ranging from 15% to 24%

THEREFORE, WHEN ONE ACCOUNTS FOR SHAREHOLDER DILUTION, TRIAD GROWTH OVER THE PAST FOUR YEARS HAS BEEN THE LOWEST IN THE INDUSTRY. We do not believe that the asset base is structurally flawed, and of course management has had ample opportunity to optimize the assets since the spin-off from HCA. However, Triad's strategy has contrasted sharply with that of its peers in two very significant ways.

     o Triad has been the most aggressive company in the industry in capital expenditure spending, and new facility development

     o Triad has diluted its shareholders through offerings and mergers, while other companies have balanced growth with capital return, and therefore generally shrunk their share count.

Other companies have been more balanced in their investment, and have generally bought assets where strategically needed (as opposed to building new facilities). Triad is the one of the only companies in the industry that has NEVER returned capital to shareholders, and has aggressively spent on capital expenditures and new construction. The end result is clear and unfortunate for shareholders - return on investment has been poor, and overall returns have been depressed.

In addition, when adjustments are made for the cost of uninsured and charity care, EBITDA margins for Triad are below average for the industry. Therefore, not only has the heavy capital expenditure program failed to deliver growth without dilution, it has also failed to improve efficiency of existing hospitals.

We would be remiss if we did not note that, despite returns that have trailed the industry, management compensation (particularly highlighted in the amount of options expense relative to earnings) is one metric that is near the top of the peer group.

MANAGEMENT CONTROLS

We have been frustrated and disappointed by the lack of disclosure from the company regarding return on investment and the analytical tools used to assess capital spending. Given the turnover in the company's finance team, and the complex hodge-podge of systems, we are concerned that the company simply does not have the analytical tools in place to properly analyze complex investments and monitor them properly.

Rigorous analysis must be done to assess the merit of any capital expenditure. In particular, prior to embarking on expensive and large facilities development, the company must have painstakingly analyzed the risks and reward of this investment. It is not sufficient that a project provide an eventual return that is adequate. The company must assess whether the time and risk involved in the project is appropriate, compared to the return achieved through share buybacks, more modest and incremental capital expenditure, or acquisitions (instead of construction). Building new hospitals is generally considered to be the riskiest type of investment, and certainly has the most deferred return - without careful scrutiny, these investments can result in tremendous leakage of value. It is not surprising that Triad has been the most aggressive of the hospital companies in large scale facility expansion and construction, and is also the company with the poorest returns and growth in that period.

The recent announcements regarding bad debt are symptomatic of the company's challenges. Bad debt is an industry issue, and no company has a crystal ball with which to predict future trends. However, Triad has been particularly challenged in assessing and analyzing the problem, and has repeatedly had to make retroactive adjustments based on improper previous calculations. With more focus on integrated systems, and greater financial depth, Triad would have better ability to understand and analyze business trends, collection rates, receivables, etc. It is critical for a hospital company to have a precise understanding of its financials - without this, it cannot properly monitor and assess capital expenditures and maximize efficiency of operations.

Overall, this is not just a systems problem. We do not believe the management team or the Board of Directors has sufficient depth of financial expertise for a company of Triad's complexity. In particular, the Board is heavily composed of accomplished academics and community leaders. We do not doubt their quality as individuals; however we are concerned about their apparent lack of qualification to be careful stewards of our capital. A Board of Directors is not an advisory or consulting group - first and foremost, its function is to ensure that shareholder interests are being served, and its members must EACH have the full capability of rigorously assessing company strategy and returns.


RECOMMENDATIONS

In recent years, shareholders have not had the benefit of a single dollar of share price appreciation, dividend, or capital return. Free cash flow has been negative, drained by heavy capital expenditures. Despite those capital expenditures, growth has been the lowest in the industry, and operating margins are sub-par. We believe it is high time for the company to focus intensely on creating and growing shareholder value.

In order to accomplish this, we believe the company should consider the following steps:

     o Significantly amending the composition of the board, in order to improve the depth of financial sophistication, and also to include representation from shareholders. The current board is simply not credible as a guardian of our capital.

     o The company should focus on improving and optimizing existing assets. It is critical that focus be placed on improving the company's analytical tools and controls. Margins must be improved, capital expenditures must be rationalized, and issues like bad debt must be analyzed carefully. Ultimately, until the current assets have been optimized and management control has been enhanced, it does not appear sensible to continually expand, and increase complexity.

     o Capital usage strategy should be dramatically altered. Instead of aggressive spending on capital expenditures and acquisitions, the company should reduce expenditures to levels needed to optimize existing assets. Excess cash flow should be returned to shareholders, via dividends or share buyback.

     o The company has the flexibility to increase leverage significantly without impairing operating flexibility, or increasing risk to imprudent levels. Rather than keeping this capacity as a `war chest', the company should instead use it to optimize the capital structure, and generate return for shareholders. With these steps, the company could comfortably implement a capital reduction of $1.0 to $1.25 billion, and still have leverage ratios and coverage metrics that would be prudent and manageable.

We believe the combination of these efforts can help improve the efficiency of the company's operations and assets, improve the valuation of the company's shares (from industry trailing levels), and will ultimately significantly enhance shareholder value. If capital efficiency is increased, margins are improved, and valuation increases to levels comparable to peers, Triad stock would be significantly higher. Poor capital discipline has led to dilution and low growth - this in turn has resulted in a valuation lower than any of the hospital peer group. We believe the fair value of the stock is 25 to 50% higher than current levels, and that the company should commit itself to realizing this return for shareholders.

Finally, we would stress that we do not mean to be disrespectful to you, your management team, or the Board of Directors. We understand that all parties are well-intentioned, and we further recognize that the industry has been facing significant headwinds. We are not generally considered `activist' investors, and we do not repeatedly harangue management teams with unfair and aggressive demands. We believe we have a reputation as a high-quality long-term investor, and our focus is on investing in situations with significant long term potential (not just short term break-up value). However, ultimately we are shareholders, and it is our responsibility to ensure that the value of our investment is maximized in a sensible and appropriate manner.

Sincerely,

/s/ Dinakar Singh


Dinakar Singh
Managing Partner
TPG - Axon Capital



c.c.: Board of Directors